FORM 51-102F3
MATERIAL CHANGE REPORT

Item One - Name and Address of Company

Organigram Holdings Inc.
35 English Drive
Moncton, NB E1E 3X3

Item Two - Date of Material Change

March 27, 2019

Item Three - News Release

The news release was issued in Moncton, New Brunswick, on March 27, 2019, via CNW.

Item Four - Summary of Material Change

On March 27, 2019, Organigram Holdings Inc. (TSXV:OGI) (OTCQX: OGRMF), ("Organigram" or the "Company") provided an update on its 6.0% convertible unsecured debenture conversion.

Item Five - Full Description of Material Change

On March 27, 2019, Organigram provided an update on its previously announced mandatory conversion (the "Conversion") of the Company's 6.0% convertible unsecured debentures due January 31, 2020 (the "Debentures") (OGI.DB).

The Company elected to exercise its right under the Debenture Indenture between the Company and the TSX Trust Company dated as of January 31, 2018 (the "Indenture") governing the Debentures, to convert all of the principal amount outstanding of the remaining Debentures on April 1, 2019 (the "Conversion Date") into common shares of the Company (the "Common Shares").

Pursuant to the terms of the Indenture, the Company may force the conversion of the aggregate principal amount of the outstanding Debentures at the conversion price of $5.42 per Common Share when the daily volume weighted average trading price ("VWAP") of the Common Shares on the TSX Venture Exchange (the "Exchange") for 10 consecutive trading days exceeds $7.05. As of the close of markets on February 26, 2019, the VWAP exceeded $7.05 for 10 consecutive trading days. The Company provided the holders of the Debentures with at least 30 days advance written notice of the Conversion.

In order to facilitate the Conversion, trading in the Debentures halted at the open of trading on March 28, 2019, and the Debentures were delisted from the Exchange effective at market close on March 29, 2019.

The Company's Common Shares (OGI) and Warrants (OGI.WT.A) will remain listed and continue to trade on the Exchange.

Since the date of the announcement of the mandatory conversion by the Company, holders of the Debentures continued to voluntarily convert their Debentures in accordance with the terms of the Indenture. Since their issuance on January 31, 2018, $96.2 million of the Debentures have been voluntarily converted into approximately 17.7 million Common Shares. Therefore, the estimated remaining total of approximately $18.8 million of the Debentures will be converted into approximately 3.5 million Common Shares on the Conversion Date and the accrued interest (less any required deductions or withholdings) will be paid to the holders. On a cumulative basis, the Debentures will have resulted in the issuance of approximately 21.2 million Common Shares. The Company will not issue fractional Common Shares on the Conversion. Instead, the Company will, in lieu of delivering a certificate representing such fractional interest, make a cash payment to the holder of an amount equal to the fractional interest in accordance with terms of the Indenture.

Item Six - Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Greg Engel, Chief Executive Officer (855) 961-9420

Item Nine - Date of Report

April 3, 2019